STATEMENT OF FINANCIAL CONDITION

HRT Financial LP
Year Ended December 31, 2024
With Report of Independent
Registered Public Accounting Firm

HRT Financial LP

Statement of Financial Condition

December 31, 2024

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Report of Independent Registered Public Accounting Firm

To the Partners and Management of HRT Financial LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HRT Financial LP (the "Partnership") as of December 31, 2024, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2013.

February 24, 2025

HRT Financial LP

Statement of Financial Condition

December 31, 2024

(in thousands)

Assets

Cash and cash equivalents	$	7,774
Restricted cash		327
Collateralized agreements:		
Securities borrowed		896,886
Receivable from brokers, broker-dealers, exchanges, and clearing organizations		1,607,163
Financial instruments owned, at fair value		16,607,804
Other assets		66,638
Total assets	$	19,186,592

Liabilities and Partners' Capital

Payable to brokers, broker-dealers, exchanges, and clearing organizations	$	1,064,726
Collateralized agreements:		
Securities loaned		6,457,846
Securities sold under agreements to repurchase		486,022
Financial instruments sold, not yet purchased, at fair value		7,512,430
Other liabilities		317,215
Total liabilities	$	15,838,239
Partners' capital		
Total partners' capital		3,348,353
Total liabilities and partners' capital	$	19,186,592

The accompanying notes are an integral part of the Statement of Financial Condition.

HRT Financial LP

Notes to Statement of Financial Condition

1. Organization and Nature of Business

HRT Financial LP ("HRTF" or the "Partnership") is a Delaware limited partnership. HRTF is 98% owned by Hudson River Trading LLC ("HRT") and 2% by HRT GP LLC. HRT and HRT GP LLC are collectively known as the "Partners."

HRTF is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Investor Protection Corporation ("SIPC") and is licensed to transact on various exchanges. The Partnership acts as a dealer in securities. FINRA is HRTF's designated examining authority.

HRTF provides liquidity to financial markets and trades financial instruments utilizing a proprietary electronic trading system. HRTF primarily self-clears United States ("US") equity securities and clears its remaining trading activity through unaffiliated clearing firms on a fully disclosed basis using clearing agreements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition and the reported amounts reflected in Partners' capital during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

As of December 31, 2024, Cash and cash equivalents include cash in bank deposit accounts maintained at global banks and there were no cash equivalents. HRTF defines cash equivalents as short-term highly liquid investments with original maturities at the time of purchase of three months or less. The Partnership at times may maintain cash in deposit accounts in excess of federally insurable limits. The Partnership has not experienced any losses on such accounts.

2. Summary of Significant Accounting Policies (continued)

Collateralized Agreements and Financings

In accordance with Accounting Standards Codification ("ASC") 860, *Transfers and Servicing*, Securities borrowed and securities loaned transactions are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. In these transactions, HRTF receives cash from the borrower of the securities, or deposits cash with the lender of the securities. The Partnership monitors the market value of securities borrowed and securities loaned on a daily basis with additional collateral obtained or refunded as necessary.

The Partnership enters into securities borrowed and securities loaned transactions as part of its normal course of business. The Partnership is generally permitted to repledge the securities borrowed and use them to deliver to counterparties to cover short positions, whereas securities loaned transactions help finance the Partnership's securities inventory. The Partnership nets securities borrowed with securities loaned when the requirements of ASC 210-20, *Offsetting* ("ASC 210-20"), are met.

The Partnership also enters into Securities purchased under agreements to resell ("Resale Agreements") and Securities sold under agreements to repurchase ("Repurchase Agreements") as part of its normal course of business. These agreements are treated as collateralized financing transactions and are recorded at contract value plus accrued interest, which approximates fair value. For Repurchase Agreements, the Partnership's custodian takes possession of collateral in the form of securities with a fair value approximately equal to the principal amount of the repurchase transaction. For Resale Agreements, the Partnership typically requires delivery of collateral in the form of securities with a fair value approximately equal to the carrying value of the relevant assets in the Statement of Financial Condition. The Partnership nets securities purchased under Resale Agreements with securities sold under Repurchase Agreements when the requirements of ASC 210-20 are met. These agreements are collateralized by US government obligations.

For trade settlement purposes, the Partnership has a fully committed line of credit with a syndicate of global banks of $750.0 million, and also maintains an uncommitted line of credit of $200.0 million with a global bank. All borrowings are required to be fully collateralized with securities pledged. As of December 31, 2024, the Partnership did not have any outstanding borrowings under either of these two lines of credit.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Financial instruments owned, at fair value and Financial instruments sold, not yet purchased, at fair value are carried at fair value on a recurring basis with changes in fair value recognized in income under various accounting literature and principally applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers* ("ASC 940"), ASC 815, *Derivatives and Hedging* ("ASC 815") and ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The changes in fair value of the Partnership's financial instruments are reflected in Partners' capital in the Statement of Financial Condition.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

The Partnership records Financial instruments owned, at fair value, and Financial instruments sold, not yet purchased, at fair value, including related trading gains and losses and related expenses, on a trade date basis. Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded, respectively, in the Statement of Financial Condition under Receivable from and Payable to brokers, broker-dealers, exchanges and clearing organizations.

Financial instruments sold, not yet purchased, at fair value include obligations to purchase financial instruments at a future date. Such obligations have market risk to the extent subsequent market fluctuations may require the Partnership to repurchase such financial instruments at prices in excess of the market value reflected in the Statement of Financial Condition.

Restricted Cash

The Partnership's Restricted cash primarily consists of a certificate of deposit at global bank. The Partnership at times may maintain certificates of deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Partnership has not experienced any losses on such accounts.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Trading gains are recognized on a trade date basis.

Dividends are recorded on the ex-dividend date, and interest is recognized on an accrual basis.

Income Taxes

The Partners are disregarded entities for US tax purposes and owned by the same entity, therefore the Partnership is also a disregarded entity for US tax purposes. Therefore, no provision has been included in the Statement of Financial Condition for US federal, state, or city income taxes, or for income taxes in other relevant jurisdictions.

As of December 31, 2024, HRTF determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, *Income Taxes* ("ASC 740"), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

Segment Reporting

The Partnership is engaged in a single line of business as a securities broker-dealer, which is proprietary trading. The Partnership has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who reviews net income and Total assets, as disclosed on the Statement of Financial Condition, for purposes of making operating decisions, assessing financial performance, and allocating resources. The accounting policies used to measure the profits and loss of the segment are the same as those described in the above Summary of Significant Accounting Policies.

Additionally, the CODM uses excess net capital (see note 13), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole.

Accounting Standards Update

ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), issued in November 2023, improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Partnership adopted ASU 2023-07 on January 1, 2024.

3. Receivable from and Payable to Brokers, Broker-Dealers, Exchanges and Clearing Organizations

As of December 31, 2024, Receivable from and Payable to brokers, broker-dealers, exchanges and clearing organizations primarily represents unsettled trades, deposits of cash or other short-term financial instruments held by other clearing organizations, margin held by brokers and broker-dealers, debit balances and fails to deliver and receive. The Partnership nets receivable and payable balances when requirements are met.

Amounts Receivable from and Payable to brokers, broker-dealers, exchanges, and clearing organizations as of December 31, 2024, consist of the following:

(in thousands)

	Receivable	Payable
Margin held by brokers and broker-dealers	$ 631,409	$ —
Debit balances	—	935,609
Unsettled trades	393,969	336
Deposits of cash or other short-term financial instruments held by other clearing organizations	304,079	—
Fails to deliver and receive	144,153	30,646
Other	133,553	98,135
	$ 1,607,163	$ 1,064,726

4. Fair Value Measurement

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.

4. Fair Value Measurement (continued)

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

All financial instruments classified as Level 1 are priced electronically at the closing price published by the listing exchange, clearinghouse, or third-party pricing service, as applicable. The prices by the third-party pricing service are determined by using end of day published prices, executed trade data, indicative quotes, and other relevant pricing data.

As of and during the year ended December 31, 2024, HRTF did not hold any financial instruments that met the definition of Level 2 or Level 3.

The following tables present the Partnership's fair value hierarchy of financial instruments as of December 31, 2024:

4. Fair Value Measurement (continued)

(in thousands)

Assets

Description	Total	Fair Value Measurement	
		Level 1	Level 2
Financial instruments owned, at fair value			
Equities	$ 15,921,227	$ 15,921,227	$ —
Options	550,632	550,632	—
US government obligations	135,945	135,945	—
	$ 16,607,804	$ 16,607,804	$ —
Receivable from brokers, broker-dealers, exchanges, and clearing organizations			
Listed futures contracts	$ 126,810	126,810	$ —
	$ 126,810	$ 126,810	$ —

Liabilities

Description	Total	Level 1	Level 2
Financial instruments sold, not yet purchased, at fair value			
Equities	$ 6,922,634	$ 6,922,634	$ —
Options	406,984	406,984	—
US government obligations	182,812	182,812	—
	$ 7,512,430	$ 7,512,430	$ —

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition or measured at fair value on a recurring basis are carried at cost which approximates fair value due to their short-term nature and generally negligible credit risk.

These financial instruments not carried at fair value include Restricted cash, Securities borrowed, Securities sold under agreements to repurchase, components of Receivables from brokers, broker-dealers, exchanges and clearing organizations, certain Other assets, components of Payables to brokers, broker-dealers, exchanges and clearing organizations, Securities loaned, and certain Other liabilities. These financial instruments not carried at fair value in the Statement of Financial Condition are considered Level 2.

5. Financial Instruments with Off-Balance Sheet Risk

The Partnership enters into listed futures contracts and options contracts within its normal course of business. Such contracts are carried at fair value and have off-balance sheet risk.

The credit risk of listed futures contracts is limited since futures exchanges generally require the daily cash settlement of unsettled gains and losses on open contracts with the futures exchange. Listed futures contracts may be settled by physical delivery of the underlying asset, cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. Unsettled gains associated with options contracts that are recorded in the Statement of Financial Condition reflect current counterparty credit risk.

The notional amounts of listed futures contracts and options contracts held reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Unsettled gains or losses, rather than notional amounts, represent the fair value of future cash flows. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

The fair value and gross notional amounts of the Partnership's derivative contracts consisted of the following as of December 31, 2024:

(in thousands)

Assets

Contract types	Statement of Financial Condition Line item	December 31, 2024 Fair Value	Notional
Options	Financial instruments owned, at fair value	$ 550,632	$ 21,530,218
Listed futures contracts	Receivable from brokers, broker-dealers, exchanges, and clearing organizations	126,811	78,471

Liabilities

Contract types	Statement of Financial Condition Line item	Fair Value	Notional
Options	Financial instruments sold, not yet purchased, at fair value	$ 406,984	$ 19,329,432
Listed futures contracts	Receivable from brokers, broker-dealers, exchanges, and clearing organizations	1	8,597,096

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The Partnership does not apply hedge accounting as defined in ASC 815, as all financial instruments are recorded at fair value. Exposure to market risk is managed in accordance with risk limits set by senior management, and by buying or selling instruments or entering into offsetting positions.

6. Collateralized Transactions

The Partnership is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. As of December 31, 2024, substantially all of the securities received as collateral have been repledged. The amount of the securities received as collateral as of December 31, 2024 is summarized in the table in Note 7. These repurchase agreements and securities borrowing and lending transactions are short term in nature and accordingly their carrying value approximates fair value.

The Partnership monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, delivers or obtains additional collateral. As of December 31, 2024, Financial instruments owned and pledged, where the clearing organization has the right to repledge consisted of $7.4 billion of equity securities.

The following table presents the total gross balance of liabilities recognized in the Statement of Financial Condition for securities lending transactions by remaining contractual maturity of the agreements as of December 31, 2024:

(in thousands)

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities loaned	$ 7,617,387	$ —	$ —	$ —	$ 7,617,387
Securities sold under agreements to repurchase	637,525	—	—	—	637,525
	$ 8,254,912	$ —	$ —	$ —	$ 8,254,912

7. Assets and Liabilities Subject to Netting

The Partnership manages credit exposure from certain transactions by entering into master securities loan agreements and collateral agreements with certain counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. The Partnership nets the amounts eligible for offsetting upon counterparty default related to these balances in the Statement of Financial Condition. The table below represents these assets and liabilities, which are subject to a netting arrangement upon the event of a default under the applicable master securities loan agreements and repurchase agreements, as of December 31, 2024:

7. Assets and Liabilities Subject to Netting (continued)

(in thousands)

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Assets					
Securities borrowed	$ 2,056,427	$ (1,159,541)	$ 896,886	$ —	$ 896,886
Securities purchased under agreements to resell	151,503	(151,503)	—	—	—
	$ 2,207,930	$ (1,311,044)	$ 896,886	$ —	$ 896,886
Liabilities					
Securities loaned	$ 7,617,387	$ (1,159,541)	$ 6,457,846	$ —	$ 6,457,846
Securities sold under agreements to repurchase	637,525	(151,503)	486,022	—	486,022
	$ 8,254,912	$ (1,311,044)	$ 6,943,868	$ —	$ 6,943,868

8. Risks

HRTF's trading activities involve execution, settlement and financing of various trading transactions. These activities may expose the Partnership to off-balance sheet credit and market risk in the event HRTF's clearing brokers and broker-dealers are unable to complete a transaction.

As part of its normal trading activity, HRTF may sell financial instruments not yet purchased. Financial instruments sold, not yet purchased, at fair value represent obligations of HRTF to deliver specified financial instruments at the contracted prices, thereby creating the liability to repurchase such financial instruments in the market at prevailing prices. These transactions result in off-balance-sheet risk, as HRTF's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased, at fair value may exceed the amount recognized in the Statement of Financial Condition. Financial instrument positions are monitored on a daily basis to address the Partnership's risks as identified and described below.

Counterparty Credit Risk

In the normal course of business, certain of the Partnership's financial instruments, cash, securities, and other assets are transacted with several brokers, broker-dealers, and counterparties. HRTF is subject to credit risk to the extent any broker, broker-dealer, or counterparty with which it conducts business is unable to fulfill its contractual obligations to HRTF.

HRTF maintains its cash and securities in bank deposit and brokerage accounts, which, at times, may exceed federally insured limits or may not be insured. The Partnership is exposed to the risk that third parties will not perform their obligations and such third parties will owe the Partnership money, financial instruments or other assets. These parties may default on their obligations to the Partnership due to bankruptcy, lack of liquidity, operational failure or other reasons. The Partnership has not experienced any material losses due to such exposure.

8. Risks (continued)

Market Risk

Market risk is the risk of loss resulting from adverse changes in market rates and prices, such as interest rates.

Concentration

For strategies that clear through brokers and broker-dealers, HRTF is dependent on its current clearing brokers and broker-dealers to execute its trading strategies and the replacement of these services could take a few months, thereby affecting the normal operations of the Partnership.

Foreign Currency Risk

A portion of HRTF's normal business activities are denominated in various currencies outside HRTF's functional currency, which in turn creates foreign currency exposure.

9. Partners' Capital

In accordance with HRTF's limited partnership agreement, profits and losses are allocated to Partners according to their respective interests in the Partnership.

Partners have redemption rights which contain certain restrictions with respect to rights of withdrawal from HRTF as specified in its limited partnership agreement. The Partnership is also subject to the restriction of withdrawals of capital as outlined in Rule 15c3-1 of the Securities Exchange Act of 1934.

10. Transactions with Affiliates

As of December 31, 2024, an agreement between the Partnership and HRT exists where HRT is reimbursed by the Partnership for expenses incurred by HRT to support the business operations of the Partnership. These expenses include fixed expenses related to personnel and operating costs, as well as variable expenses related to personnel and indirect trading related costs. As of December 31, 2024, the payable from this agreement due to HRT is $237.8 million and is recorded in Other liabilities on the Statement of Financial Condition.

The Partnership has a revolving loan promissory note with its Parent. As of December 31, 2024, the Partnership has fully settled borrowings from this revolving loan promissory note.

13. Regulatory Requirements

HRTF is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, permitted by the Rule, which requires the Partnership to maintain minimum net capital, as described in Rule 15c3-1, equal to the greater of $1 million or 2% of aggregate debit balances as defined in the SEC Customer Protection Rule ("Rule 15c3-3"). As of December 31, 2024, HRTF had net capital of $2,528 million which exceeded its required minimum net capital of $1 million by $2,527 million.

The Partnership primarily self-clears its trading activities in US equity securities, and is therefore subject to Rule 15c3-3. However, as of December 31, 2024, and throughout the year, HRTF did not carry securities accounts for third-party customers or perform custodial functions related to third-party customer securities. Consequently, as of December 31, 2024, there are no amounts required to be reserved in accordance with Rule 15c3-3.

14. Subsequent Events

The Partnership has performed an evaluation of subsequent events through February 24, 2025, which is the date the Statement of Financial Condition were available to be issued. During this time, the Partners have withdrawn $150.0 million. There have been no additional material subsequent events that occurred during such period that would be required to be recognized in the Statement of Financial Condition as of and for the year ended December 31, 2024.